Exhibit 99.1

SciSparc Announces Positive Results from Psychedelic-Based Pre-Clinical Trial

Results demonstrated that combining SciSparc’s CannAmide™ with Clearmind’s MEAI has the potential to reduce alcohol consumption

TEL AVIV, Israel, March 17, 2022 /PRNewswire/ -- SciSparc Ltd. (NASDAQ: SPRC), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), today announced positive results from a pre-clinical trial as part of its ongoing collaboration agreement with Clearmind Medicine Inc. (CSE: CMND), (OTC: CMNDF), (FSE: CWY0). Results showed a significant dose dependent effect for the MEAI treatment in reducing alcohol consumption of the treated animals, with additional significant effect for the CannAmide™ treatment at the lower sub-effective MEAI dose.

Results showed that alcohol consumption was significantly reduced following treatment with MEAI at a dose of 40 mg/kg and at higher doses (p<0.01;) compared to consumption before treatment. Alcohol consumption was significantly reduced following dual treatment with 25 mg/kg CannAmide™ in addition to MEAI at a dose of 20 mg/kg and compared to consumption before treatment. The mice were provided with 20% alcohol solution, for 24 hours, three times a week, for 7 weeks, and were treated everyday with MEAI or MEAI/CannAmide™ during the last two weeks of alcohol treatment. The alcohol consumption was measured by weighing the alcohol bottles before and after; water consumption was measured similarly in parallel.

Oz Adler, SciSparc’s Chief Executive Officer, commented, “We are excited about these positive results, demonstrating the value added of achieving efficiency in lower doses. The Company’s previous studies of CannAmideTM confirmed that the addition of CannAmideTM to various cannabinoids, such as THC and CBD, reduced the effective dose of the cannabinoid while maintaining its therapeutic effect. We plan to further explore opportunities in psychedelics market while we continue pursuing our current ongoing cannabinoid based clinical programs”.

About SciSparc (NASDAQ:SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette syndrome, for the treatment of obstructive sleep apnea and Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential benefits of MEAI treatment and its potential in reducing alcohol consumption of the treated animals, with additional significant effect for the CannAmide™ treatment at the lower sub-effective MEAI dose. Historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on March 30, 2021, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055